2-1-02

352960

02016439

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 156-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

Aktiebolaget Svensk Exportkredit
(Swedish Export Credit Corporation)
(Translation of Registrant's Name Into English)

Västra Trädgårdsgatan 11 B, Stockholm, Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SEK

Press Release

SEK's Year 2001 Financial Accounts

- Business transactions at record level
- Broadening of product range
- The return on equity increased to 16.2%
- "Best Euro-MTN Borrower 2001" awarded by MTN Week

Results

Profit before taxes for the year was Skr 729.0 million (2000: 829.9). The return on equity was 22.5% (22.0%) before taxes, and 16.2 % (15.9 %) after taxes, respectively.

The state-supported export credits contributed to the State-support-system results with a surplus of Skr 168.8 million (93.1). The accumulated surplus during the period 1990 through 2001 amounts to approximately Skr 1.6 billion.

Business Activities

SEK extended a record volume of customer-related financial transactions, amounting to Skr 24.9 billion (22.3). These transactions include new long-term credits accepted during the year, amounting to Skr 20.2 billion (20.7), and customer related transactions other than credits, amounting to Skr 4.7 billion (1.6).

Of new long-term credits, amounting to Skr 20.2 billion, Skr 10.6 billion (18.7) represented traditional export credits and Skr 9.6 billion (2.0) represented credits granted against documentation in the form of interest-bearing securities.

SEK's outstanding offers for long-term credits increased considerably and reached Skr 53.9 billion (20.4) at year-end.

SEK has strengthened its organization and its capabilities to provide a wider range of financial solutions. Leasing and renting are examples of solutions that SEK can offer its customers. The range of ECA-guarantees accepted as security for export credits has been extended. SEK has further strengthened its capacity regarding regional and local authorities. A number of credits as well as advisory services have been extended.

Even if the capital markets have been volatile during the year, SEK's borrowing activities have been successful. New borrowings with maturities one year or longer during the year amounted to USD 4.0 billion (4.4). SEK was awarded "Best Euro-MTN Borrower 2001" by the business magazine MTN Week.

Balance Sheet

At year-end, total assets amounted to Skr 149.5 billion (169.8). Of total assets, credits outstanding represented Skr 70.4 billion (60.9) --exclusive of committed credits amounting to Skr 16.4 billion (19.1) -- while interest-bearing securities represented Skr 68.5 billion (97.7). The aggregate volume of funds borrowed and shareholders' funds, i.e., funds available, on the one hand, exceeds at all maturities the aggregate volume of lending commitments, on the other hand.

Counterparty Risk Exposures

The quality of SEK's assets remains high. Of the total counterparty risk exposures, 21% (20%) was against the Swedish State and 17% (26%) was against other (highly creditworthy) OECD States; accordingly, the total risk exposure against OECD-states was 38% (46%) of total exposures. Further, of the total risk exposures, 50% (44%) was against banks and other financial institutions, while 12% (10%) was against corporations, etc.

Capital Adequacy

SEK's generally conservative policy with regard to credit, interest rate, and currency exchange exposures remains the same. At year-end, SEK's adjusted total capital adequacy ratio (including in the Tier-1 capital base guarantee fund capital of Skr 600 million) was 20.4% (20.0%), of which 13.8% (13.0%) represented adjusted Tier-1. The regulatory total capital adequacy ratio was 18.5% (18.2 %), of which 11.9 % (11.1 %) represented the Tier-1 ratio.

Dividend

The Board of Directors has decided to propose to the Annual General Meeting a dividend of Skr 360.4 million, an amount that approximately equals two thirds of the net profit for the year. The dividend proposed has been taken into account when determining the capital adequacy ratios.

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held on April 22, 2002.

Annual Report

The Company's Annual Report will be distributed in March and will also be available at the Company's offices at Västra Trädgårdsgatan 11 B in Stockholm. Income Statements, Balance Sheets, and Statements of Cash Flows in summary are included in this press release.

Stockholm, February 27, 2002

AB SVENSK EXPORTKREDIT
SWEDISH EXPORT CREDIT CORPORATION

Peter Yngwe
President

Further information may be obtained from Peter Yngwe, President, or Sven-Olof Söderlund, Executive Director, on telephone no. (46) 8-613 83 00. (See also SEK's website www.sek.se)

SEK is owned by the Swedish State (approximately 65%) and the global technology company ABB (approximately 35%). SEK's objective is to engage in financing activities and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. Credits are granted at fixed or floating interest rates. SEK funds its activities primarily by issues in the international capital markets. SEK's balance sheet and assets are of high quality. SEK's long-term debt rating from Standard & Poor's and Moody's, respectively, is AA+/Aa2.

INCOME STATEMENTS

SEK (exclusive of the S-system)	**2001**		2000	
(Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	6,911.7	6,917.5	7,347.1	7,353.1
Interest expenses	-6,081.0	-6,081.2	-6,451.6	-6,452.1
Net interest revenues	**830.7**	**836.3**	**895.5**	**901.0**
Commissions earned	12.8	12.8	1.5	1.5
Commissions incurred	-7.7	-7.7	-6.6	-6.6
Remuneration from the S-system	36.7	36.7	36.7	36.7
Net results of financial transactions	6.0	6.0	18.6	18.6
Other operating income	8.2	8.1	16.8	16.8
Administrative expenses	-150.7	-157.0	-125.7	-132.0
Depreciations of non-financial assets	-6.3	-4.2	-5.6	-3.4
Other operating expenses	-0.7	0.0	-1.3	-0.7
Operating profit	**729.0**	**731.0**	**829.9**	**831.9**
Changes in untaxed reserves	n.a.	19.3	n.a.	157.4
Taxes	-188.3	-193.7	-228.1	-272.2
Net profit for the year	**540.7**	**556.6**	**601.8**	**717.1**

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr million)	**2001**	2000
Interest revenues	622.7	584.9
Interest expenses	-853.3	-919.0
Net interest expenses	**-230.6**	**-334.1**
Remuneration to SEK	-36.7	-36.7
Foreign exchange effects	-12.9	-7.8
Reimbursement from the State	**280.2**	**378.6**
Net	0.0	0.0

BALANCE SHEETS

(Skr million)	December 31, 2001 Consolidated Group	December 31, 2001 Parent Company	December 31, 2001 Of which S-system	December 31, 2000 Consolidated Group	December 31, 2000 Parent Company	December 31, 2000 Of which S-system
ASSETS						
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	17,599.1	17,599.1	73.4	42,238.0	42,238.0	122.3
Of which current assets	(16,510.3)	(16,510.2)	(73.4)	(41,181.6)	(41,181.6)	(122.3)
Of which fixed assets	(1,088.8)	(1,088.8)	--	(1,056.4)	(1,056.4)	--
Credits to credit institutions	15,361.8	15,361.7	8,480.8	23,310.5	23,310.5	7,241.6
Credits to the public	30,149.2	30,149.2	7,001.5	24,356.7	24,356.7	6,886.2
Other interest-bearing securities	75,819.5	75,819.5	--	68,698.5	68,698.5	--
Of which current assets	(47,479.0)	(47,479.0)	--	(42,385.2)	(42,385.2)	--
Of which fixed assets	(28,340.5)	(28,340.5)	--	(26,313.3)	(26,313.3)	--
Of which credits	(28,074.2)	(28,074.2)	--	(26,055.3)	(26,055.3)	--
Shares in subsidiary	n.a.	103.6	--	n.a.	103.5	--
Non-financial assets	139.3	18.9	--	140.6	18.2	--
Other assets	6,498.1	6,537.3	190.2	6,555.0	6,611.3	254.0
Prepaid expenses and accrued revenues	3,973.8	3,973.8	232.9	4,504.8	4,504.8	266.1
Total assets	**149,540.8**	**149,563.1**	**15,978.8**	**169,804.1**	**169,841.5**	**14,770.2**
LIABILITIES, ALLOCATIONS AND SHAREHOLDERS' FUNDS						
Borrowing from credit institutions	1,510.6	1,510.6	12.5	5,504.1	5,368.2	14.7
Borrowing from the public	92.9	92.9	0.0	115.1	115.1	0.0
Senior securities issued	121,697.5	121,697.5	5,158.6	135,776.8	135,776.8	5,116.3
Other liabilities	13,887.4	13,889.6	292.5	15,726.0	15,881.4	300.3
Lending/(borrowing) between SEK and the S-system	--	--	10,186.4	--	--	8,993.1
Accrued expenses and prepaid revenues	3,565.6	3,565.4	328.8	4,509.6	4,509.2	345.8
Allocations	403.4	18.4	--	409.9	19.5	--
Subordinated securities issued	4,738.0	4,738.0	--	4,256.9	4,256.9	--
Total liabilities and allocations	*145,895.4*	145,512.4	15,978.8	166,298.4	165,927.1	14,770.2
Untaxed reserves	*n.a.*	1,374.9	--	n.a.	1,394.2	--
Share capital	990.0	990.0	--	990.0	990.0	--
Non-distributable reserves	1,129.9	140.0	--	1,143.8	140.0	--
Total non-distributable capital	*2,119.9*	1,130.0	--	2,133.8	1,130.0	--
Profit carried forward	984.8	989.2	--	770.1	673.1	--
Net profit for the year	540.7	556.6	--	601.8	717.1	--
Total distributable capital	*1,525.5*	1,545.8	--	1,371.9	1,390.2	--
Total shareholders' funds	*3,645.4*	2,675.8	--	3,505.7	2,520.2	--
Total liabilities, allocations and shareholders' funds	**149,540.8**	**149,563.1**	**15,978.8**	**169,804.1**	**169,841.5**	**14,770.2**
COLLATERAL PROVIDED						
Collateral provided	**None**	**None**	**None**	**None**	**None**	**None**
Interest-bearing securities						
Subject to repurchase agreements	0.0	0.0	--	2,365.8	2,365.8	--
Subject to lending	109.4	109.4	--	160.9	160.9	--
CONTINGENT LIABILITIES						
Guarantee for liabilities of subsidiary	--	--	--	--	136.1	--
COMMITMENTS						
Committed undisbursed credits	16,443.9	16,443.9	12,087.6	19,145.0	19,145.0	13,455.6
Other commitments	--	--	--	--	--	--

STATEMENTS OF CASH FLOWS	2001		2000	
(Mkr)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Cash flows from operating activities				
Net Profit for the year	540.7	556.6	601.8	717.1
Adjustments to reconcile net profit to net cash provided by operating acitives:				
Changes in untaxed reserves	n.a	-19.3	n.a	-157.4
Increase(+)/decrease(-) in deferred taxes	-10.5	-5.1	-44.1	n.a
Depreciations	6.3	4.2	5.6	3.4
Increase(-)/decrease(+) in prepaid expenses and accrued revenues	531.0	531.0	-102.3	-102.3
Decrease(-)/increase(+) in accrued expenses and prepaid revenues	-944.1	-943.7	286.5	286.4
Decrease(+)/increase(-) in derivative instruments with positive or negative values	-188.6	-188.6	11,078.1	11,078.1
Other changes - net	-1,589.0	-1,725.1	-283.0	-278.1
Net cash (used in)/provided by operating activities	**-1,654.2**	**-1,790.0**	**11,542.6**	**11,547.2**
Cash flows from investing activities				
Disbursements of credits	-17,576.0	-17,576.0	-7,759.8	-7,759.8
Repayments of credits, including effects of currency translations	17,562.7	17,562.8	3,567.2	3,567.2
Net increase(-)/decrease(+) in bonds and securities held	17,517.9	17,517.9	-21,887.7	-21,887.7
Capital expenditures	-5.0	-5.1	-6.5	-6.5
Other changes - net	2,169.5	2,169.5	150.6	150.6
Net cash (used in)/provided by investing activities	**19,669.1**	**19,669.1**	**-25,936.2**	**-25,936.2**
Cash flows from financing activities				
Net change in originally short-term debt	-41,809.8	-41,809.8	21,777.3	21,777.3
Proceeds from issuance of long-term senior debt	37,957.0	37,957.0	18,416.5	18,416.5
Proceeds from issuance of long-term subordinated debt	481.1	481.1	846.9	846.9
Repayments of long-term senior debt, including effects of currency translations on all debt	-12,136.8	-12,001.0	-26,316.8	-26,321.4
Dividend paid	-401.0	-401.0	-1,725.1	-1,725.1
Own long-term debt repurchased, net change	-2,105.4	-2,105.4	1,394.8	1,394.8
Net cash (used in)/provided by financing activities	**-18,014.9**	**-17,879.1**	**14,393.6**	**14,389.0**
Net increase(+)/decrease(-) in cash and cash equivalents	0.0	0.0	0.0	0.0
Cash and cash equivalents at beginning of period	0.0	0.0	0.0	0.0
Cash and cash equivalents at end of period	**0.0**	**0.0**	**0.0**	**0.0**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2002

Aktiebolaget Svensk Exportkredit
(Swedish Export Credit Corporation)

By: ______________________________
Peter Yngwe, President